April 17, 2019

Victor Santos
Chief Executive Officer
CarrierEQ, Inc.
207 South Street, #172
Boston, MA 02111

       Re: CarrierEQ, Inc.
           Form 10-12G
           Filed March 15, 2019
           File No. 000-56037

Dear Mr. Santos:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 filed March 15, 2019

General

1. We note that your website provides a copy of your updated white paper that describes your current business plan and the functionality and use of AirTokens within your business. Please ensure that the material features of your business and tokens that are discussed in the white paper are adequately disclosed in your Form 10. For example only, we note your detailed disclosure on page 26 of the white paper regarding the "Annual
      Bonus" feature.
2.    Please address the following with respect to your initial coin offering:

          Tell us the rights conveyed to the token holders and the obligations imposed on the company at the time of your original ICO. For example, clarify if the issuance of
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             tokens obligated the company to develop a platform related to the Airfox Wireless business or any other application or provide token holders with refusal rights; and

             Explain to us whether the token holders were conveyed any rights specific to software under development by purchasing a token (e.g., royalties, discounts, licenses, etc.).
3. We note your change in business from a mobile technology business to a financial services technology business. Please provide the following in relation to this change:

             Tell us when the change was made;

             Clarify for us whether the change in focus required approval from anyone other than management and the Board of Directors (e.g., token holders);

             If approval from token holders was required, tell us how was their approval was obtained;

             Explain to us how the original rights conveyed to the token holders and obligations imposed on the company were altered by the change in your business;

             Tell us what interests, if any, current token holders have in your digital wallet application and/or alternative credit scoring and lending application; and

             Finally, clarify for us whether you believe that your proposed digital wallet application and/or alternative credit scoring and lending application is being funded by token holders, the Via Varejo Services Agreement or both.
4. We note your disclosure on page 3 (Our Historical Business Line - Airfox Wireless) and elsewhere throughout your Form 10 that you discontinued your AirFox Wireless business in January 2019. Please address the following:

             Revise your notes to the consolidated financial statements to include a subsequent events footnote (refer to ASC 855-10-50). Your disclosure should include, but not be limited to, your decision to no longer provide display advertising services as it did not represent a significant portion of your operations.

             Provide us with your consideration of the applicability of ASC 205-20 (Presentation of
             Financial Statements - Discontinued Operations).
5. We note your disclosure indicating that that you cannot reasonably estimate the number of valid claims that may be made by ICO purchasers or the amount that may be paid pursuant to the claims. Please describe any analysis you have conducted regarding the
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         potential payout to claimants and the company's ability to pay the claims. In this regard, we note that payout amounts will vary depending on whether, and if so at what price, claimants have sold the AirTokens they purchased in the ICO. If you have not conducted any analysis, please disclose that and indicate the maximum amount payable.
Forward-Looking Statements, page ii

6. We note your reliance upon the safe harbor for forward-looking statements as set forth in the Private Securities Litigation Reform Act of 1995. Please note that this safe harbor is not available for issuers that are not subject to the reporting requirements of Sections
         13(a) or 15(d) of the Securities Exchange Act. Please revise to remove the reference.
Industry Data, page iii

7. Your statement that you have not independently verified the information in internal analyses, market research, and industry publications may imply an inappropriate disclaimer of responsibility with respect to the third party information. Please either delete the statement or specifically state that you are liable for such information.
         Additionally, please delete the statement that "[a]ll references in this Registration
         Statement to internal analyses, market research, industry publications, and other documents are qualified in their entirety by reference to the full text of those documents."
         Investors are entitled to rely upon your disclosure.
Business
Our Business Plan, page 1

8. We note from your disclosure on page 3 that you previously generated revenues through
         AirFox Wireless relating to display advertisements, but that you discontinued this business in 2019. Please revise your disclosure in this section to describe in more detail the development status of your two initial applications, Airfox Wallet and the Alternative
         Credit Scoring and Lending Application, including your plan of operation for the remainder of this fiscal year and a description of the steps you expect to complete to start generating revenue from these applications. Refer to Item 1 of Form 10 and Items
         101(a)(2) and 101(h) of Regulation S-K.
9. We note your disclosure in the risk factors under the headings "Using AirTokens as rewards creates speculative risk to our Company" on page 21 and "AirTokens are subject to transfer restrictions" on page 37 regarding the potential issuance of AirTokens to customers as "rewards." Please revise your disclosure in this section to discuss any potential AirToken rewards program and the role you expect it to play in your business, including identifying the circumstances under which you anticipate issuing rewards. We also note your disclosure on page 13 of your white paper regarding the issuance of reward tokens between February and November 2018. Please explain to us in detail how your rewards program worked both prior to and subsequent to November 2018. Victor Santos
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10. Please expand your disclosure in this section to describe in more detail the role AirTokens play, or will be expected to play in the future, in your lending platform and your business generally.
11. We note your disclosure on page 5 that you are heavily dependent on your partnership with Via Varejo. Please revise your disclosure in this section to describe the material terms of Services Agreement, including the services to be performed, the payments in exchange therefor and the duration of the agreement.
12. We note that you also indicate that users can use the AirFox wallet as a means of payment for other services and utilities, including rent. Please clarify if you have any arrangements with landlords or other entities other than Via Varejo to accept AirFox wallet payments.
         In addition, we note that on page 46, you discuss that management has pursued
         "opportunities to enter service agreements with insurance companies, travel companies and other service companies, to use the Airfox platform as a source of distribution of their products." Please expand your discussion of this proposed business plan and clarify how such companies will use your platform in this manner.
Peer-to-Peer Lending, page 3

13. We note your disclosure in this section that you plan to facilitate lending via your platform by "issu[ing] the user's debt in a tokenized smart contract as a non-fungible token representing the microloan note. The note would then be held or traded on a secondary market." In addition, you also indicate that your blockchain-based, peer-to-peer lending platform "will enable any one from around the world to provide capital for a microloan to a diversified cohort of borrowers." It appears that your proposed lending platform may involve the offer and sale of securities through the issuance of such notes. Please tell us whether you intend to register such transactions, or what exemption from the registration requirements of the Securities Act of 1933 you will rely on to conduct the transactions.
Risk Factors, page 13

14. We note your disclosure on page 3 under the heading "Our Historic Business Line --
         Airfox Wireless" that you discontinued your previous business relating to advertising displays in 2019. Please include risk factor disclosure addressing any significant risks to investors as a result of your change in services and products offerings between the time of their initial investment and the date of this Form 10.
15. We note your disclosure on page 51 under the heading "Changes in Control," stating that
         Via Varejo holds certain rights that may result in its holding a controlling interest in the company of up to 80% (but no less than a majority) of the issued and outstanding shares of its common stock. Please include risk factor disclosure addressing any significant risks arising from this option and the possibility of Via Varejo assuming a controlling interest in the company. Please specifically address how such change of control could affect token holders, including the tokens' utility, value and liquidity (including, but not limited
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         to, your plans to "create a public trading market" for the AirTokens in the future).
There is currently no public trading market for AirTokens and an active and liquid trading market for AirTokens may not develop, page 38

16. Please revise this risk factor to highlight that, currently, there are no registered or approved third-party exchanges or other platforms to support the trading of AirTokens on the secondary market. Please make corresponding revisions throughout the Form 10, including in the "Trading Market" discussion on page 57.
Use of AirTokens is governed by our Terms and Conditions of Use, which may be amended by our Company at any time in our sole discretion, page 38

17. We note your disclosure in this section and on page 59 under the heading "No Rights
         Commonly Associated with Capital Stock" that you may amend or revise your Terms and
         Conditions of Use at any time without AirToken holders' consent. Please tell us what consideration you have given as to whether any material changes could result in a new security. Please describe the implications of such a change for token holders. In this respect, we note that you have included the Amended and Restated AirToken Terms
         & Conditions as Exhibit 4.3, which was "[e]ffective as of March 15, 2019." In your response, please specifically address the changes that were made to the AirTokens in this amendment and provide your detailed legal analysis as to whether such changes were so significant that they constituted the issuance of new securities.
We cannot predict whether the amounts you would receive in the rescission offer would be greater . . . , page 39

18. We note your disclosure that you "expect to create a public trading market for our
         AirTokens in the future." Please advise us how you plan to create a public trading market for the AirTokens. Additionally, please revise this risk factor to clarify that a public trading market for the AirTokens may never develop.
Liquidity and Capital Resources
Financial Condition and Management's Plan, page 45

19. We note your discussion of management's actions taken in an effort to secure funding by entering into a Services Agreement and related convertible notes agreement with Via
         Varejo. We also note that you have received $2.8 million in cash through March 14, 2019 and expected to obtain an additional $7.5 million by September 30, 2019. Based on your disclosure on page F-17, we note that the receipt of the additional $7.5 million is subject to completion of Phases 2 and 3, as defined under the agreement. Please revise your disclosure to address the following:

             Provide a detailed description of the requirements necessary to complete each phase under the Services Agreement;
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             Provide more detailed disclosure around management's plans, including steps taken, costs expected to be incurred, implementation efforts and expected completion dates, necessary to complete each phase under the agreement; and

             Provide a detailed description of the expected demands for cash over the 12 months following the most recent balance sheet date presented in your filing, along with how your expected sources of cash will meet those demands. Directors and Executive Officers, page 51

20. We note your statement on this page that "[t]hrough [Mr. Santos's] efforts, Airfox has become a leader in affordable data plans for prepaid wireless carriers." Please remove this disclosure or advise us how it is relevant to the company's current business plan.
Legal Proceedings, page 54

21. We note your disclosure under the heading "Risks Related to Our Rescission Offer" that the rescission offer will be funded from the company's existing cash balance and that you are unable to estimate your total potential liability at this time. Please revise your disclosure in this section to describe the terms of the rescission offer in more detail, including the company's plans for addressing any shortfalls in its available cash and the effect of a shortfall on token holders seeking rescission.
Recent Sales of Unregistered Securities, page 56

22. We note your disclosure on page 57 that you issued 73,250,000 AirTokens as payment to vendors. Please revise this section to disclose the exemption from registration you relied upon for issuance of those AirTokens.
Description of Registrant's Securities to Be Registered, page 57

23. Please expand this section to describe in more detail the use and purpose of AirTokens in your current business plan of providing digital AirFox wallets as a means of payment for purchases made at Via Varejo and your proposed business plan of creating a blockchain-
         based, peer-to-peer lending platform for microloans. In addition, please also disclose the following information about AirTokens:

             Describe in more detail the Ethereum platform upon which the AirTokens are based, including whether they were created according to the ERC20 standard and, if so, identify those standards and what it means for token holders; and

             Disclose whether a single AirToken may be divided into fractions of a token, as well as any limits on their division.
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24. We note your statement in this section that "AirTokens currently lack the traditional features of such securities. For example, the AirTokens do not currently convey any dividend, distribution, voting, liquidation or preemption rights to their holders." We further note your disclosure on page 3, stating "At some point in the future, we plan to collect a percentage of the interest payments generated by our platform as a platform fee and distribute 20% of this fee to AirToken holders." Please revise your disclosure to resolve this discrepancy. Please also revise to clarify whether this distribution right is embedded in the smart contract and/or memorialized in the Amended and Restated
         AirTokens Terms & Conditions. To the extent it is not, please explain how token holders will be able to enforce this right.
25. Please revise to disclose how many AirTokens are outstanding as of a recent date.
26. We note that you sold AirTokens in your ICO and issued 73,250,000 Air Tokens as payments to vendors. Explain your accounting treatment (and disclose your accounting policy in the notes to the consolidated financial statements) for those tokens issued to vendors and cite the authoritative guidance you used to support your account treatment
         (i.e., initial recognition, measurement, and remeasurement, as applicable). In your response, please clarify whether you believe tokens issued to vendors should be accounted for as a funded software arrangement and explain the basis for your conclusion.
Trading Market, page 57

27. We note your disclosure in this section regarding the potential filing of a resale registration statement following the effectiveness of this Form 10. Please remove this disclosure, or advise us why you believe such a communication is appropriate at this time given that there are no assurances that you will be able to consummate such action. In your response, please address your rescission offer, the potential effect of this disclosure on the token holders' decision whether to seek rescission, and any significant risks to token holders who may rely on your statements that you will seek to ensure that an effective resale registration statement will be available to them in the future.
28. We note your reference to your "transfer agent" on page 58. Please clarify whether you plan to use a transfer agent with respect to the AirTokens.
AirToken Management, page 58

29. We note that you currently maintain an internal ledger relating to AirToken holdings.
         Please expand your disclosure to describe the following:

             Who is responsible for updating the internal ledger to reflect transactions in
             AirTokens;

             How holders of AirTokens may ascertain their current balance and the status of any transfers;
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             How transfers and other changes in holdings are communicated to holders of
             AirTokens; and

             How a transfer of AirTokens from an Ethereum wallet to the Airfox Reserve Ethereum account triggers an update to the internal ledger.

         Please also clarify if the internal ledger will also be used to ensure that transfers are being conducted in compliance with the federal securities laws.
AirToken Web Application Set-Up, page 59

30. Please revise to more clearly describe what the gas price represents, how gas prices are determined, and the source of funds for these payments. Please also revise to explain the meaning of Wei and Gwei.
Potential Exchange of Airtokens, page 59

31. We note your disclosure that "the exchange rate within the Internal AIR Ledger will be calculated based on the market price." Please explain how you will calculate the "market price" and how this price, the exchange rate and changes to either of the foregoing will be communicated to holders of AirTokens.
Notes to Consolidated Financial Statements
Note 8 - AirTokens, page F-16

32. We note your disclosure stating that the AirTokens, when sold, represent an obligation of the company and that you account for such obligation as akin to a debt security in
         accordance with ASC 320 Investments   Debt and Equity Securities. ASC
320 applies to
         investments in debt securities and not to financial liabilities. Given that you have concluded that the sale of AirTokens creates an obligation for the company to the token holders, please provide us with your alternative accounting analysis that identifies and supports the nature of the liability you recognized (e.g., derivative liability, financial liability, contract liability, other nonfinancial liability) with citation to the accounting literature that governs its measurement and recognition. Tell us how you considered the following in your analysis:

             Clarify for us how you considered the fact that token holders can present AirTokens for settlement in cash as a result of your Settlement Agreement.

             Tell us your consideration of whether token holders are customers under ASC 606-10-
             15.
33. We also note that you evaluated the cost to fulfill the AirToken Obligation as a "funded
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         software arrangement" in accordance with ASC 985-20 based on your determination that the parties who contributed towards the funding of the AirToken Project were collaborators rather than customers. Please address the following with respect to your accounting:

             Provide us with your accounting analysis explaining in detail, with reference to authoritative literature, how you determined that your arrangements are in the scope of
             ASC 985-20;

             Given your conclusion that AirTokens represent an obligation of the company at the time of issuance, explain to us why you also believe they represent a funded software arrangement;

             Clarify how you determined it was appropriate to reduce your AirToken obligation by your development costs, with citation to the relevant accounting literature;

             Clarify for us whether you have concluded that you have achieved technological feasibility with respect to all software projects funded by token holders or whether you believe you have only achieved technological feasibility with respect to your AirFox
             Browser;

             To the extent you have determined that you have not achieved technological feasibility with respect to some of the software projects funded by token holders, explain to us how you have also considered the guidance in ASC 730-20;

             Explain to us whether your token agreement obligates you to create a software technology platform. If so, clarify for us how the obligation to create a platform is impacted by redemption of tokens for cash; and

             Tell us what other authoritative literature, if any, you considered in your accounting analysis.
34. We note from your disclosure on page 43 that you paid $869,961 to consultants in connection with obtaining digital assets, which were directly related to the initial coin offering. We also note that you determined that the sale of AirTokens (i.e., the ICO) was akin to debt securities in accordance with ASC 320, as discussed on page
48. Please tell
FirstName LastNameVictor Santos amount paid to consultants could be viewed us whether you considered the
Comapany NameCarrierEQ, Inc.
       as debt issuance costs. Refer to ASC 835-30 and provide us with your accounting analysis.
April 17, 2019 Page 9
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Note 9 - Via Varejo Services Agreement and Convertible Notes
Call Option, page F-19

35. We note your disclosure explaining the terms of the Call Option Agreement entered into with Via Varejo. We also note your disclosure that the company has analyzed the call options and determined they did not meet the definition of derivatives and therefore, they will not be bifurcated from the host agreement. Please provide us with your accounting analysis, with reference to authoritative literature, explaining how you concluded that they did not meet the definition of a derivative and did not require bifurcation.
Note 11 - Preferred Stock, page F-22

36. Please revise your disclosure to clarify the redemption provisions, if any, for the Series
         One and Series One-A preferred stock.
Note 12 - Common Stock, page F-22

37. We note your disclosure related to an investors right to maintain a 6% ownership. We also note the calculation of this ownership right excludes shares issuable but contingent on conversion of any current or future convertible debt and equity instruments. Please tell us, and revise your disclosure to clarify, if the SAFEs fall within this exclusion.
Note 15 - Commitments and Contingencies
Legal Proceedings, page F-25

38. We note the terms of your settlement agreement, specifically the claim form (i.e., exhibit
         99.1) and a claimant's rights to recover the consideration paid for the AirTokens, including interest. Please revise to clarify the form of consideration (i.e, cash), if any, that will be repaid.
39. We note your disclosure that upon receipt of the digital assets that you recorded a liability
         (i.e., Air Token Obligation) for approximately $15 million. We also note that the obligation was later reduced by $425,163 as a result or your accounting treatment for capitalized software costs. Please expand your disclosure to clarify that the potential liability related to rescission, if any, could exceed the token obligation reported in your consolidated balance sheets.
40. We note that you are unable to reasonably estimate the amount of interest that will be paid and that you have not recorded a related liability in the accompanying consolidated financial statements, however, your disclosure does not address any reasonably possible losses in excess of amounts accrued, if any. Please expand your disclosure to provide an estimate of the reasonably possible losses or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4(b).
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Exhibits

41. We note that Section 11 of your Amended and Restated AirToken Terms & Conditions filed as Exhibit 4.3 includes a mandatory arbitration provision, a waiver of trial by jury provision and a provision limiting the ability to bring class action suits. Please revise your disclosure to:

             Describe each such provision in more detail, including how each such provision will impact your investors;

             Disclose whether you intend for arbitration to be the exclusive means for resolving disputes, including any circumstances under which you may elect not to use arbitration;

             Describe any questions as to enforceability under federal and state law;

             Clarify whether these provisions apply to claims under the federal securities laws;

             Clarify whether these provisions will apply to secondary purchasers; and

             To the extent these provisions apply to federal securities law claims, please revise the disclosure to state that by agreeing to each such provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
42. Please refer to Exhibit 4.3 and Sections 7, 8, 9 and 10 therein, which address indemnification provisions, disclaimers, limitations of liability and releases, respectively.
         Please clarify that none of these provisions constitute waivers of any right under the federal securities laws or advise. Please also revise Item 12 of your Form 10 to specifically address the indemnification provisions in the Amended and Restated Token
         Terms & Conditions. In addition, we note Section 15(b) regarding the use of nonpublic, confidential information by token holders. Please explain to us in detail the operation and purpose of this provision, why it is necessary and how it is appropriate under the federal securities laws.
43. To the extent that the smart contract defines the rights of AirFox token holders, please file the form of smart contract or a written summary as an exhibit to the Form 10. Refer to
         Item 601 of Regulation S-K for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
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        You may contact Robert Klein, Staff Accountant, at (202) 551-3847 or Hugh West,
Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff Attorney, at
(202) 551-3207 or Erin E. Martin, Legal Branch Chief, at (202) 551-3391 with any other questions.



FirstName LastNameVictor Santos                            Sincerely,
Comapany NameCarrierEQ, Inc.
                                                           Division of
Corporation Finance
April 17, 2019 Page 12                                     Office of Financial
Services
FirstName LastName